EXHIBIT NO. 99.1

Supplemental Segment Information

In thousands	Three Months Ended July 31,

	2004	2003
Orders Received:
Sign Making and Specialty Graphics	$ 68,679	$ 73,546
Apparel and Flexible Materials	42,480	39,321
Ophthalmic Lens Processing	18,626	17,649
	$ 129,785	$ 130,516
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	July 31, 2004	April 30, 2004
Backlog:
Sign Making and Specialty Graphics	$ 491	$ 537
Apparel and Flexible Materials	33,673	30,957
Ophthalmic Lens Processing	3,800	4,371
	$ 37,964	$ 35,865
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